Exhibit 99.2

JUNE 3, 2026

TRANSALTA CORPORATION

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

TERM SHEET

A BASE SHELF PROSPECTUS DATED DECEMBER 9, 2025 CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A PRELIMINARY SHELF PROSPECTUS SUPPLEMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. COPIES OF THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS MAY BE ACCESSED THROUGH SEDAR+ AT WWW.SEDARPLUS.CA.

THE COMPANY HAS FILED A REGISTRATION STATEMENT ON FORM F-10 (INCLUDING A PROSPECTUS), AND A PRELIMINARY PROSPECTUS SUPPLEMENT, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN COPIES OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE APPLICABLE OFFERING DOCUMENTS IF YOU REQUEST THEM IN CANADA FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 OR BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.CANADIANPROSPECTUS@CIBC.COM OR FROM RBC DOMINION SECURITIES INC., ATTENTION: DISTRIBUTION CENTRE, 180 WELLINGTON STREET WEST, 8TH FLOOR, TORONTO, ON M5J 0C2 OR BY EMAIL AT DISTRIBUTION.RBCDS@RBCCM.COM OR IN THE UNITED STATES FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.USPROSPECTUS@CIBC.COM OR FROM RBC CAPITAL MARKETS, LLC, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NY 10281-8098, ATTENTION: EQUITY SYNDICATE, PHONE: 877-822-4089, EMAIL: EQUITYPROSPECTUS@RBCCM.COM.

THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS THE COMPANY HAS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA AND THE SEC FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

THE INFORMATION IN THIS COMMUNICATION SUPERSEDES THE INFORMATION IN THE PRELIMINARY PROSPECTUS SUPPLEMENT TO THE EXTENT IT UPDATES SUCH INFORMATION.

ISSUER:	TransAlta Corporation (“TransAlta” or the “Company”)

OFFERING:	Treasury offering (the “Offering”) of 18,230,000 common shares of the Company (“Common Shares”), prior to any exercise of the Over-Allotment Option (as defined below).

OFFERING AMOUNT:	C$350,016,000 (C$402,518,400 if the Over-Allotment Option is exercised in full).

OFFERING PRICE:	C$19.20 per Common Share (the “Offering Price”).

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time up to 30 days following the closing of the Offering, to purchase at the Offering Price up to an additional 2,734,500 Common Shares.

ACQUISITION:	The Company has entered into a definitive agreement to acquire two new natural gas fired peaking facilities in Colorado totaling 318 MW from a portfolio company of Blackstone, Inc. for a purchase price of approximately US$1.0 billion, inclusive of the assumption of US$750 million of senior secured project level debt and US$250 million of cash, subject to certain adjustments (the “Acquisition”).

USE OF PROCEEDS:	The Company intends to use the net proceeds of the Offering to fund the cash portion of the purchase price of the Acquisition. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

DIVIDENDS:	The declaration and payment of dividends are at the discretion of the board of directors of the Company. Historically, the Company has paid dividends on the Common Shares on a quarterly basis on the first day of January, April, July and October of each year. The first dividend which purchasers of Common Shares under the Offering may be eligible to receive is expected to be payable on October 1, 2026, to shareholders of record at the close of business on September 1, 2026. For greater certainty, purchasers of Common Shares under the Offering will not be eligible to receive the dividend payable on July 1, 2026 to shareholders of record at the close of business on June 1, 2026.

LISTING:	The issued and outstanding Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbols “TA” and “TAC”, respectively.

FORM OF OFFERING:	Public offering, eligible for sale in (a) all provinces of Canada pursuant to a prospectus supplement to the Company’s Canadian base shelf prospectus dated December 9, 2025 and (b) in the United States pursuant to a prospectus supplement to the Company’s U.S. base shelf prospectus dated December 9, 2025 included in its registration statement on Form F-10 (File No. 333-292019) pursuant to the Multi-Jurisdictional Disclosure System, and (c) internationally, in certain jurisdictions by way of private placement, as permitted.

FORM OF UNDERWRITING:	“Bought deal” subject to a mutually acceptable underwriting agreement containing customary bought deal termination provisions, including “disaster out”, “regulatory out” and “material adverse change out” clauses running to the Closing Date, and other customary terms.

ELIGIBILITY:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs, DPSPs and FHSAs.

JOINT BOOKRUNNERS:	CIBC Capital Markets and RBC Capital Markets

UNDERWRITING FEE:	4.0% of the gross proceeds of the Offering.

CLOSING DATE:	On or about June 9, 2026 (the “Closing Date”).